Ingenious, Inc.

ANNUAL REPORT

460 West 42nd Street

New York, NY 10036

(646) 258-8501

https://linkbonfire.com

This Annual Report is dated April 29, 2022.

BUSINESS

Ingenious, Inc. (d/b/a Bonfire) allows creators with any audience size to monetize their most loyal fans.

42 million micro-influencers have no direct path to revenue, and yet, they have hundreds, if not thousands, of loyal fans who want their attention and are willing to pay for it. Bonfire wins when they win by providing them with the monetization tools and support to both grow their loyal fanbase, and to monetize them. We raised our initial funding (pre-seed) to build out the financial stack on top of the existing creator landscape, enabling us to add monetization to any existing tool in less than a day, not weeks. Bonfire far surpasses the capabilities of existing "Link in Bio" platforms with features developed from creator input/feedback.

Bonfire as a platform generates revenue by acting as a payments processor for our creators. Our payment structure at the time of publishing is to take 20% of the net transaction value.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $388,500.00

Use of proceeds: Contractors and Payroll, Marketing
Date: June 25, 2020
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $40.00
Number of Securities Sold: 4,000,000
Use of proceeds: Par value sale, negligible raise amount
Date: November 17, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue, Cost of Sales, & Gross Profit
Ingenious, Inc. was pre-revenue during both 2020 and 2021, and therefore, revenue, cost of sales, and gross profit were $0.

During 2021, the Company focused solely on user research, R&D for new products, and built core infrastructure to launch during Q1 of 2022. They developed partnerships for growth and product, and made significant investments into product throughout the year.

Expenses
The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and research and development. Total operating expenses increased by $90,498, from $185,055 in 2019 to $275,553 in 2021.

Historical results and cash flows:
The Company is in the initial production stage and pre-revenue with our core product for 2021. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because previous earnings were the result of a fundamentally different business model from our current product. Our goal is to build a very large cash flowing company from our software, in support of the next generation of digital creators—when they win, we win. We are launching our core platform for creators in Q1 of 2021, and expect to partner

with great growth companies to bring creators onto our platform.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue, Cost of Sales, & Gross Profit
Ingenious, Inc. was pre-revenue during both 2019 and 2020, and therefore, revenue, cost of sales, and gross profit were $0. During both years, the Company performed consulting services separate from its new services for its core business. The Company received $6,740 and $6,629 for those services in 2019 and 2020, respectively.

During 2020, the Company raised its pre-seed round to allow it to perform services related to its core business in 2021, and invested heavily in R&D to achieve future goals.

Expenses
The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and research and development. Total operating expenses increased by $182,926, from $1,717 in 2019 to $184,643 in 2020. Specifically, advertising and marketing and research and development, both new expenses, totaled $12,533 and $99,951, respectively. General and administrative expenses increased from $1,717 to $72,159.

Historical results and cash flows:
The Company is currently in the initial production stage and pre-revenue with our core product. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because previous earnings were the result of a fundamentally different business model from our current product. Past cash was primarily generated through consulting services we provided as a small team to ensure the company had working capital. Our goal is to build a very large cash flowing company from our software, in support of the next generation of digital creators—when they win, we win. We do not plan to take on any consulting work through Ingenious, Inc. in the future, and the previous financial performance (both revenues and cost of revenues) should not apply going forward based on the plan we have for the business.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $25,286.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Ingenious, Inc. took on a single additional loan from a related party (see 'Related Party Transactions' for details) for $25,000. This is a long-term liability.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Hugo Pakula
Hugo Pakula's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: January 15, 2021 - Present
Responsibilities: Direct the company and lead company strategy. Salary: $30K/year.

Position: Director
Dates of Service: May 01, 2018 - Present
Responsibilities: Responsible for the governance of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Hugo Pakula LLC (solely managed and owned by Hugo Pakula)
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

2020:
Name of Entity: Michael Pakula
Relationship to Company: Family member
Nature / amount of interest in the transaction: During the month of August through December 2020, Ingenious, Inc. entered into transactions with Mr. Pakula's consulting company. This involved a monthly consulting fee for services provided in the amount of $2,500 per month for a total of $10,000.
Material Terms: The form of this transaction was invoices paid to Mr. Pakula's consulting company.

2021:
Name of Entity: Michael Pakula
Relationship to Company: Family member
Nature / amount of interest in the transaction: During October 2021, Ingenious, Inc. entered into a loan agreement with Mr. Pakula's company. This involved a single loan of $25,000 to Ingenious, Inc.
Material Terms: The form of this transaction was a single payment to the company, with no interest or other complex clauses for repayment.

OUR SECURITIES

The company has authorized Class B Non-Voting Common Stock, Class A Voting Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 10,252 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (regardless of which class, if the corporation has more than one class of common stock, ''Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 9.1.

a. If the stockholder receives a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice'"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred (the "Transfer Stock"), the price per share and all other terms and conditions of the offer.

b. For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase any or all of the Transfer Stock at the price and upon the terms set forth in such Transfer Notice. In the event the corporation (or its assigns) elects to purchase any or all of the Transfer Stock, it or such assignee shall give written notice to the selling stockholder of such election and settlement for said Common Stock shall be made as provided below in 9.1(c).

c. If the corporation or any assignee of the corporation elects to acquire any of the Transfer Stock, the corporation or such assignee shall so notify the selling stockholder and settlement thereof shall be made within thirty (30) days after the corporation receives the Transfer Notice; provided that if the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the corporation or such assignee may pay the cash value equivalent thereof, (as determined in good faith by the corporation's Board of Directors), on the same terms and conditions set forth in the Transfer Notice.

d. If the corporation or its assignee does not elect to acquire all of the Transfer Stock in accordance with Section 9.1(c) above, the selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell all, but not less than all, of the Transfer Stock which was not acquired by the corporation or its assignee, provided that said sale shall not be on terms or conditions more favorable to the purchaser than those contained in the bona fide offer set forth in the Transfer Notice. All Transfer Stock shall continue to be subject to the provisions of this Section 9.1 in the same manner as before said transfer.

Notwithstanding the above, the following transactions shall be exempt from the provisions of this Section 9.1:

a. Transfer to stockholder's spouse, lineal or adopted descendent, father, mother, brother, or sister or former spouse in connection with a divorce or other marital dissolution;

b. Transfer for bona fide estate planning purposes to a family memeber or any trust for the benefit of, or the ownership interests of which are owned wholly by, such stockholder and/or family memebers of such stockholder, as well as any transfer of such previously transferred common stock back to such stockholder or any beneficiary or owner of, any such trust, partnership or limited liability company;

c. Transfer to any other stockholder of the corporation;

d. Transfer to a person who, at the time of such transfer, is an officer or director of the corporation in a transaction approved by the Board of Directors;

e. Transfer to any of its affiliates or the stockholders, members, partners, or other equity holders of it or its affiliates; and

f. Transfer that is subjec to an agreement between such stockholder and the corporation containing a contractual right of first refusal in favor of the corporation.

Class A Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (regardless of which class, if the corporation has more than one class of common stock, ''Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 9.1.

a. If the stockholder receives a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice'"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred (the "Transfer Stock"), the price per share and all other terms and conditions of the offer.

b. For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase any or all of the Transfer Stock at the price and upon the terms set forth in such Transfer Notice. In the event the corporation (or its assigns) elects to purchase any or all of the Transfer Stock, it or such assignee shall give written notice to the selling stockholder of such election and settlement for said Common Stock shall be made as provided below in 9.1(c).

c. If the corporation or any assignee of the corporation elects to acquire any of the Transfer Stock, the corporation or such assignee shall so notify the selling stockholder and settlement thereof shall be made within thirty (30) days after the corporation receives the Transfer Notice; provided that if the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the corporation or such assignee may pay the cash value equivalent thereof, (as determined in good faith by the corporation’s Board of Directors), on the same terms and conditions set forth in the Transfer Notice.

d. If the corporation or its assignee does not elect to acquire all of the Transfer Stock in accordance with Section 9.1(c) above, the selling stockholder may, within the sixty (60) day period following the corporation’s receipt of the Transfer Notice, sell all, but not less than all, of the Transfer Stock which was not acquired by the corporation or its assignee, provided that said sale shall not be on terms or conditions more favorable to the purchaser than those contained in the bona fide offer set forth in the Transfer Notice. All Transfer Stock shall continue to be subject to the provisions of this Section 9.1 in the same manner as before said transfer.

Notwithstanding the above, the following transactions shall be exempt from the provisions of this Section 9.1:

a. Transfer to stockholder's spouse, lineal or adopted descendent, father, mother, brother, or sister or former spouse in connection with a divorce or other marital dissolution;

b. Transfer for bona fide estate planning purposes to a family memeber or any trust for the benefit of, or the ownership interests of which are owned wholly by, such stockholder and/or family memebers of such stockholder, as well as any transfer of such previously transferred common stock back to such stockholder or any beneficiary or owner of, any such trust, partnership or limited liability company;

c. Transfer to any other stockholder of the corporation;

d. Transfer to a person who, at the time of such transfer, is an officer or director of the corporation in a transaction approved by the Board of Directors;

e. Transfer to any of its affiliates or the stockholders, members, partners, or other equity holders of it or its affiliates; and

f. Transfer that is subjec to an agreement between such stockholder and the corporation containing a contractual right of first refusal in favor of the corporation.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $385,500.00

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: $4,000,000.00

Conversion Trigger: Equity Financing

Material Rights

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the “Cash-Out Amount”) or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the “Conversion Amount”). If any of the Company’s securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s securityholders, or under any applicable laws.

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d)) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for creators to monetize their fanbase. Our revenues are therefore dependent upon the creator economy.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only developed a prototype for Bonfire. Delays or cost overruns in the development of Bonfire and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Ingenious, Inc. (d/b/a Bonfire) was formed on May 7, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ingenious, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Ingenious, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and server hosting. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ingenious, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ingenious, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Ingenious, Inc.

By /s/ Hugo Pakula

Name: Hugo Pakula

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

Ingenious, Inc.
As of December 31, 2021
Accrual Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Business Checking Account	20,737.36
Total Cash and Cash Equivalents	**20,737.36**
Legal Service Retainer	1,455.50
Prepayments	44.76
Total Current Assets	**22,237.62**
Fixed Assets	
Computer & Office Equipment	1,492.36
Total Fixed Assets	**1,492.36**
Total Assets	**23,729.98**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	31.61
Rounding	(30.00)
Suspense	(125.00)
Total Current Liabilities	**(123.39)**
Long Term Liabilities	
Michael Pakula Loan Account	25,000.00
Total Long Term Liabilities	**25,000.00**
Total Liabilities	**24,876.61**
Equity	
Class B Common Stock	52,734.00
Current Year Earnings	(263,953.78)
Retained Earnings	(178,426.85)
Safe - Andrew Sacks	15,000.00
Safe - Carlo Madonia	10,000.00
Safe - David Frascogna	6,000.00
Safe - Eastfind Pty Ltd	37,500.00
Safe - Franco E Vigna	10,000.00
Safe - Gregory Kaplan	25,000.00
Safe - Hugo Pakula LLC	110,000.00

	DEC 31, 2021
Safe - Ian Yamey	10,000.00
Safe - Jeffrey F Renzoni	5,000.00
Safe - Jplate Investments Pty Ltd	37,500.00
Safe - Konstantine Kentros	10,000.00
Safe - Michael Marszalkowski	2,500.00
Safe - Michael Serotte	12,500.00
Safe - Mutschler Holding AG	50,000.00
Safe - Napa 1210 LLC	5,000.00
Safe - Rita Georges	12,500.00
Safe - Scott & Tracy Pufpaff	5,000.00
Safe - Steffan Family Investments LLC	25,000.00
Total Equity	**(1,146.63)**
Total Liabilities and Equity	**23,729.98**

AFFIDAVIT FOR BUSINESS FINANCIAL STATEMENTS
PREPARED USING ACCOUNTING SOFTWARE

I hereby certify, under penalty of perjury that the attached business financial statement presented for ____, dated _____________________ was prepared in accordance with generally accepted accounting principles and that the information presented is, to the best of my knowledge, a true, accurate and complete statement of our financial condition, and if appropriate the results of operations and cash flows, on the date indicated.

_____________________________ _________________________ __________
Signature of Principal or Owner **Print Name** **Date Signed**

~ Please attach this affidavit to the back of your financial statement ~

CERTIFICATION

I, Hugo Pakula, Principal Executive Officer of Ingenious, Inc., hereby certify that the financial statements of Ingenious, Inc. included in this Report are true and complete in all material respects.

Hugo Pakula

CEO